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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                                Cytomedix, Inc.
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                                (Name of Issuer)


                         Common Stock, $.0001 par value
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                         (Title of Class of Securities)


                                   23283B204
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                                 (CUSIP Number)


                                David E. Jorden
                                   600 Travis
                                   Suite 3700
                              Houston, Texas 77002
                                 (713) 512-4400
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          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 June 30, 2006
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            (Date of Events which Require Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D/A


CUSIP NO. 23283B204
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(1)  NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David E. Jorden
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]

     (b) [ ]
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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF
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(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     OR 2(e) [ ]


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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.
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                (7)  SOLE VOTING POWER               837,000(1)
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      (8)  SHARED VOTING POWER           1,650,800
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         (9)  SOLE DISPOSITIVE POWER          837,000(1)


               -----------------------------------------------------------------
               (10) SHARED DISPOSITIVE POWER       1,650,800


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(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       2,487,800
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(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)  [ ]


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(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


       9.4%(2)
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(14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


       IN
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-----------
(1) Includes warrants to purchase 167,000 shares of common stock held by Mr. Jorden.

(2) Issuer had 26,211,389 shares of common stock outstanding as of April 28, 2006.

                         Amendment No. 1 to Schedule 13D

         This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the Reporting Person as an amendment to the initial statement on Schedule 13D (the "Original Schedule 13D") as filed with the Securities and Exchange Commission on January 6, 2005. Capitalized terms used but not defined in this Amendment have the meanings set forth in the Original Schedule 13D. The Original Schedule 13D is hereby amended and supplemented as follows:


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Jorden beneficially owns 2,487,800 shares of common stock of Issuer representing 9.4% of Issuer's outstanding shares of common stock. The foregoing shares of common stock include 167,000 shares issuable on exercise of warrants at exercise prices of $1.50 to $3.50 per share.

(b) Mr. Jorden has the sole power to vote and dispose of 837,000 of the shares of common stock identified in paragraph (a) of this Item 5. Mr. Jorden shares with his wife, Melanie A. Jorden, the power to vote and dispose of 1,650,800 of the shares of common stock identified in paragraph (a) of this
     Item 5.

     Ms. Jorden is a U.S. citizen. Ms. Jorden's principal address is c/o David
     E. Jorden, 600 Travis, Suite 3700, Houston Texas 77002. Ms. Jorden's principal occupation is a homemaker.

     During the last five years, Ms. Jorden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, Ms. Jorden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(c) Change in the beneficial ownership of common stock is due to purchases of common stock, issuance of new warrants and exercise of common stock warrants. In connection with a recently completed private placement of the Company's securities, Mr. Jorden (1) was issued new warrants to purchase 42,000 shares of common stock with an exercise price of $3.50 per share and
     (2) received 210,000 shares of common stock on exercise of previously outstanding warrants he held at an exercise price of $1.50 per share. Mr. Jorden also recently has made open market purchases of 73,800 shares of common stock at prices ranging from $2.29 to $2.72.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Jorden, except for Ms. Jorden who shares this right and power with Mr. Jorden with respect to 1,650,800 of the shares of common stock identified in paragraph (a) of this Item 5.


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                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 30, 2006

                                          /s/ David E. Jorden
                                          ------------------------------------
                                          David E. Jorden